FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 27, 2016

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Reports Second Quarter 2016 Financial Results” dated July 27, 2016.

2.	Investor Conference Materials entitled, “AU Optronics Corp. Second Quarter 2016 Results”, dated July 27, 2016.

3.	Taiwan Stock Exchange filing entitled, “To announce the change of the spokesperson” dated July 27, 2016.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: July 27, 2016	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Strategy Officer

Item 1

News Release

AU Optronics Corp. Reports a Positive Operating Profit for Second Quarter 2016

Issued by: AU Optronics Corp.
Issued on: July 27, 2016

Hsinchu, Taiwan, July 27, 2016–

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investor conference and announced its unaudited consolidated financial results for the second quarter of 2016(1).

Consolidated revenues in the second quarter of 2016 were NT$80.09 billion, up by 12.6% from the previous quarter. Gross profit was NT$5.56 billion, with gross margin of 6.9%. Operating profit was NT$0.12 billion, with the operating margin of 0.1%. AUO’s net loss for the second quarter of 2016 was NT$0.80 billion. Net loss attributable to owners of the Company was NT$0.57 billion, with a basic EPS(2) of -NT$0.06.

In the second quarter of 2016, large-sized panel(3) shipments exceeded 28.46 million units, an increase of 16.5% quarter-over-quarter. Shipments of small-and-medium-sized panels in the same quarter were around 42.50 million units, up by 12.6% quarter-over-quarter.

AUO’s unaudited consolidated results for the second quarter of 2016 were highlighted as below:

•	Revenues of NT$80.09 billion

•	Net loss of NT$0.80 billion

•	Basic EPS(2) of -NT$0.06

•	Gross margin was 6.9%

•	Operating margin was 0.1%

•	EBITDA(4) margin was 12.5%

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Looking back to the second quarter, the end demand for TV sets was strong. Panel prices also increased steadily in the second quarter.  These factors led to a 12.6% growth of the Company’s revenues over the previous quarter.  While the Company's business has been trending towards the positive side, through its key technologies and a product portfolio that meets the market trend, the Company came back to profitability at the operating profit level.  In addition, the Company’s inventory turnover days went down further to 36 days, which was the new low level for the past five quarters.

With the coming of the higher season in the second half of 2016, the Company expects to maintain its utilization rate at a high level. The Company will keep focusing on enhancing its product value and improving its profitability structure.  Moreover, through accumulating its technology capabilities, the Company aims to create stable profitability and to strengthen its competitive advantage.

(1) All financial information was unaudited and was prepared by the Company in accordance with Taiwan IFRS.

(2) Basic EPS in the second quarter of 2016 was calculated based on the weighted average outstanding shares of the first half of 2016 (9,624 million shares).

(3) Large size refers to panels that are 10 inches and above in diagonal measurement.

(4) EBITDA = Operating Profit + D&A, that is, operating profit before depreciation and amortization.

###

ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.2 inches to 85 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008. By building a vertically integrated high-efficiency solar value chain, AUO provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index from 2010 to 2015. AUO generated consolidated revenues of NT$360.35 billion in 2015. For more information, please visit AUO.com.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-

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looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the  pace of development of the flat panel display industry and the solar industry, the growth in demand in those markets, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on March 21, 2016.

For more information, please contact:

Gwen Ting	Jessie Lee
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 7259	Tel: +886-3-5008800 ext 3206
Fax: +886-3-5772730	Fax: +886-3-5772730
Email: gwen.ting@auo.com	Email : jessie.jc.lee@auo.com

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 Item 2

AU Optronics Corp. Second Quarter 2016 Results Investor Conference 2016 Jul. 27, 2016

Safe Harbor Notice • The statements included in this presentation that are not historical in nature are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics’ future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics’ current expectations.• Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.• Beginning on January 1, 2013, we have adopted the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) to the extent endorsed by the ROC Financial Supervisory Commission (“FSC”) (“Taiwan IFRS”) for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. All financial information contained herewithin is presented in conformity with Taiwan IFRS. Readers should be cautioned that Taiwan IFRS differs in many material respects from IFRS including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC.• Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

Statement of Comprehensive Income Selected Items from Statement of Comprehensive IncomeAmount : NT$ Million 2Q16 1Q16 QoQ % 2Q15Net Sales 80,091 100.0% 71,135 100.0% 12 .6% 92,303 100 .0% Cost of Goods Sold (74,527) (93.1%) (70,746) (99.5%) 5.3% (80,451) (87.2%) Gross Profit 5,564 6.9% 390 0.5% 1328 .5% 11,853 12 .8% Operating Expenses (5,449) (6.8%) (5,486) (7.7%) (0.7%) (5,507) (6.0%) Operating Profit (Loss) 116 0.1% (5,097) (7.2%) - 6,346 6 .9% Net Non-operating Expenses (356) (0.4%) (188) (0.3%) 89.2% (400) (0.4%) Profit (Loss) before Tax (240) (0.3%) (5,285) (7.4%) (95.5%) 5,947 6 .4% Net Profit (Loss) (804) (1.0%) (5,580) (7.8%) (85.6%) 4,431 4 .8% Attributable to: Owners of Company (572) (0.7%) (5,477) (7.7%) (89.5%) 4,495 4.9% Non-controlling Interests (231) (0.3%) (103) (0.1%) 124.2% (64) (0.1%) Net Profit (Loss) (804) (1.0%) (5,580) (7.8%) (85.6%) 4,431 4 .8% Basic EPS (NT$)(a ) (0.06) (0.57) (89.5%) 0.47Operating Profit + D&A 9,978 12.5% 4,814 6.8% 107 .3% 18,686 20 .2%Display Segment Information: Net Sales 73,956 100.0% 63,583 100.0% 16.3% 86,062 100.0% Operating Profit (Loss) (224) (0.3%) (5,245) (8.2%) (95.7%) 6,856 8.0% Operating Profit + D&A 9,173 12.4% 4,201 6.6% 118.3% 18,484 21.5%Unit Shipments (mn)(b ) Large Size Panels 28.5 24.4 16 .5% 24.9 Small & Medium Size Panels 42.5 37.8 12 .6% 48.0– Unaudited, prepared by AUO based on Taiwan IFRSa) Basic EPS in both 2Q16 and 1Q16 were calculated based on the weighted average outstanding shares of the first half of 2016 (9,624m shares); Basic EPS in 2Q15 was calculated based on the weighted average outstanding shares of 2015 (9,624m shares).b) Large size refers to panels that are 10 inches and above

 Consolidated Balance Sheet HighlightsAmount : NT$ Million 2Q16 1Q16 QoQ % 2Q15 Cash & ST Investment( a ) 72,954 73,656 (1.0%) 89,754 Inventory 27,754 31,177 (11.0%) 37,445 Short Term Debt( b ) 22,669 37,892 (40.2%) 55,241 Long Term Debt 94,670 70,422 34.4% 74,891 Equity 191,310 197,358 (3.1%) 203,060 Total Assets 417,385 407,488 2.4% 455,549Inventory Turnover (Days) ( c ) 36 41 43 Net Debt to Equity ( d ) 23. 2% 17. 6% 19. 9%– Unaudited, prepared by AUO based on Taiwan IFRSa) Excluding time deposit with maturity longer than 3 months (NT$0m in 2Q16 , NT$1,166m in 1Q16 , and NT$8,110m in 2Q15 )b) Short term debt refers to all interest bearing debt maturing within one yearc) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 daysd) Net Debt to Equity = (Short Term Debt + Long Term Debt - Cash and ST Investment) / Equity

 Consolidated Cash Flow HighlightsAmount : NT$ Million 2Q16 1Q16 QoQFrom Operating Activities 7,594 7,230 364 Loss before Tax (240) (5,285) 5,045 Depreciation & Amortization 9,862 9,911 (49) Net Change in Working Capital (638) 2,845 (3,483) From Investing Activities (15,812) (10,638) (5,174) Capital Expenditure (15,970) (10,385) (5,586) From Financing Activities 7,827 (1,392) 9,219 Net Change in Debt 8,857 (774) 9,631 Net Change in Cash ( a ) (701) (5,225) 4,524– Unaudited, prepared by AUO based on Taiwan IFRSa) In addition to cash generated from operating, investing and financing activities, net change in cash also include effect on currency exchange of foreign subsidiaries

 Display Revenue Breakdown by Application100%80% 44% 46% 48% 49% 49%60% 14% 14% 16% 14% 14% 40%14% 14% 17% 17% 17%20% 9% 6% 6% 5% 4%15% 17% 14% 18% 19%0% 2Q15 3Q15 4Q15 1Q16 2Q16– Unaudited, prepared by AUO based on Taiwan IFRS– Mobile PC : including Notebook and Tablet displays– Mobile Device : including displays for mobile phones and other related products– Commercial and Others: including displays for automobile, industrial PC, ATM, point of sale (POS), pachinko, and etc.

Display Revenue Breakdown by Size


100%
80%
60%
40%
20%
0%
30%
14%
16%
22%
18%
30%
14%
15%
24%
17%
30%
15%
15%
25%
15%
28%
13%
16%
26%
17%
30%
13%
15%
26%
16%
2Q15
3Q15
4Q15
1Q16
2Q16
>=50"
39"<=size<50"
20"<=size<39"
10"<=size<20"
size<10"

– Unaudited, prepared by AUO based on Taiwan IFRS

© 2015 AU Optronics Corporation – Proprietary and Confidential

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Consolidated Shipments & ASP by AreaShipments in square meter ASP per square meter(K m2)7,0003,500 6,492 5,874 5,620 5,717 5,34302Q15 3Q15 4Q15 1Q16 2Q16(US$) 600 500 $484$442 400 $385 $349 $340300 200 2Q15 3Q15 4Q15 1Q16 2Q16– Unaudited, prepared by AUO based on Taiwan IFRS– ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Customs Administration, Ministry of Finance of each respective quarter

 Consolidated Small & Medium PanelShipments by Area & RevenuesShipments in square meter Revenues(K m2) 400300 200 365.0 354.3 352.0 302.0 256.8 100 0 2Q15 3Q15 4Q15 1Q16 2Q16(NT$ bn)20.0 15.3 16.0 13.612.0 10.8 10.6 11.68.0 4.0 0.0 2Q15 3Q15 4Q15 1Q16 2Q16– Unaudited, prepared by AUO based on Taiwan IFRS– Small & Medium size refers to panels that are under 10 inches

AU OPTRONICS CORP.

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT

For the Three Months Ended June 30, 2016 and 2015 and March 31, 2016

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

		Year over Year Comparison					Sequential Comparison
		2Q 2016		2Q 2015			2Q 2016		1Q 2016
	USD	NTD	%	NTD	YoY%	USD	NTD	%	NTD	QoQ%
Net Sales	2,486	80,091	100.0	92,303	(13.2)	2,486	80,091	100.0	71,135	12.6
Cost of Goods Sold	2,313	74,527	93.1	80,451	(7.4)	2,313	74,527	93.1	70,746	5.3
Gross Profit	173	5,564	6.9	11,853	(53.1)	173	5,564	6.9	390	1,328.5
Operating Expenses	169	5,449	6.8	5,507	(1.1)	169	5,449	6.8	5,486	(0.7)
Operating Profit (Loss)	4	116	0.1	6,346	(98.2)	4	116	0.1	(5,097)	－
Net Non-Operating Income (Expense)	(11)	(356)	(0.4)	(400)	(10.9)	(11)	(356)	(0.4)	(188)	89.2
Profit (Loss) before Income Tax	(7)	(240)	(0.3)	5,947	－	(7)	(240)	(0.3)	(5,285)	(95.5)
Income Tax Expense	(17)	(563)	(0.7)	(1,516)	(62.8)	(17)	(563)	(0.7)	(295)	90.7
Net Profit (Loss)	(25)	(804)	(1.0)	4,431	－	(25)	(804)	(1.0)	(5,580)	(85.6)
Other Comprehensive Income (Loss)	(46)	(1,489)	(1.9)	(1,128)	32.1	(46)	(1,489)	(1.9)	(1,554)	(4.2)
Total Comprehensive Income (Loss)	(71)	(2,293)	(2.9)	3,303	－	(71)	(2,293)	(2.9)	(7,134)	(67.9)
Net Profit (Loss) Attributable to:
Owners of Company	(18)	(572)	(0.7)	4,495	－	(18)	(572)	(0.7)	(5,477)	(89.5)
Non-controlling Interests	(7)	(231)	(0.3)	(64)	259.2	(7)	(231)	(0.3)	(103)	124.2
Net Profit (Loss)	(25)	(804)	(1.0)	4,431	－	(25)	(804)	(1.0)	(5,580)	(85.6)
Total Comprehensive Income Attributable to:
Owners of Company	(44)	(1,421)	(1.8)	3,555	－	(44)	(1,421)	(1.8)	(6,600)	(78.5)
Non-controlling Interests	(27)	(872)	(1.1)	(252)	246.2	(27)	(872)	(1.1)	(535)	63.0
Total Comprehensive Income (Loss)	(71)	(2,293)	(2.9)	3,303	－	(71)	(2,293)	(2.9)	(7,134)	(67.9)
Basic Earnings Per Share	(0.00)	(0.06)		0.47		(0.00)	(0.06)		(0.57)
Basic Earnings Per ADS(3)	(0.02)	(0.59)		4.67		(0.02)	(0.59)		(5.69)
Weighted-Average Shares Outstanding ('M)		9,624		9,624			9,624		9,624

Note:	(1) Unaudited, prepared by AUO based on Taiwan IFRS

(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.22 per USD as of June 30, 2016

(3)	1 ADS equals 10 common shares

AU OPTRONICS CORP.

CONSOLIDATED BALANCE SHEET

June 30, 2016 and 2015

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

		June 30, 2016		June 30, 2015		YoY
ASSETS	USD	NTD	%	NTD	%	NTD	%
Cash and Cash Equivalents	2,264	72,954	17.5	89,754	19.7	(16,800)	(18.7)
Notes & Accounts Receivables	1,162	37,424	9.0	49,484	10.9	(12,060)	(24.4)
Other Current Financial Assets	62	1,991	0.5	9,280	2.0	(7,290)	(78.6)
Inventories	861	27,754	6.6	37,445	8.2	(9,691)	(25.9)
Other Current Assets	164	5,300	1.3	4,839	1.1	461	9.5
Total Current Assets	4,513	145,423	34.8	190,802	41.9	(45,379)	(23.8)
Long-term Investments	451	14,528	3.5	13,988	3.1	541	3.9
Net Fixed Assets	6,644	214,059	51.3	214,250	47.0	(191)	(0.1)
Other Assets	1,346	43,375	10.4	36,509	8.0	6,866	18.8
Total Assets	12,954	417,385	100.0	455,549	100.0	(38,164)	(8.4)

LIABILITIES
Short-term Borrowings	49	1,576	0.4	0	0.0	1,576	－
Accounts Payable	1,772	57,109	13.7	62,836	13.8	(5,727)	(9.1)
Current Installments of Long-term Borrowings	655	21,093	5.1	43,598	9.6	(22,504)	(51.6)
Current Installments of Bonds Payable	0	0	0.0	11,644	2.6	(11,644)	(100.0)
Current Financial Liabilities	3	113	0.0	230	0.1	(117)	(51.0)
Accrued Expense & Other Current Liabilities	971	31,277	7.5	43,048	9.4	(11,771)	(27.3)
Machinery and Equipment Payable	348	11,224	2.7	4,453	1.0	6,771	152.1
Total Current Liabilities	3,799	122,392	29.3	165,808	36.4	(43,416)	(26.2)
Long-term Borrowings	2,938	94,670	22.7	74,891	16.4	19,778	26.4
Non Current Financial Liabilities	0	8	0.0	7	0.0	1	14.8
Other Long-term Liabilities	279	9,005	2.2	11,783	2.6	(2,777)	(23.6)
Total Long-term Liabilities	3,218	103,683	24.8	86,681	19.0	17,002	19.6
Total Liabilities	7,017	226,075	54.2	252,489	55.4	(26,414)	(10.5)

EQUITY
Common Stock	2,987	96,242	23.1	96,242	21.1	0	0.0
Capital Surplus	1,875	60,428	14.5	60,115	13.2	313	0.5
Retained Earnings	341	10,988	2.6	25,352	5.6	(14,364)	(56.7)
Other Equity	97	3,114	0.7	3,324	0.7	(210)	(6.3)
Non-Controlling Interests	637	20,536	4.9	18,026	4.0	2,511	13.9
Total Equity	5,938	191,310	45.8	203,060	44.6	(11,750)	(5.8)
Total Liabilities & Equity	12,954	417,385	100.0	455,549	100.0	(38,164)	(8.4)

Note:	(1) Unaudited, prepared by AUO based on Taiwan IFRS

(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.22 per USD as of June 30, 2016

(3)	Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months

AU OPTRONICS CORP.

CONSOLIDATED STATEMENT OF CASH FLOW

For the Period Ended June 30, 2016 and 2015

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

		1H 2016	1H 2015
	USD	NTD	NTD
Cash Flow from Operating Activities:
Profit(Loss) before Income Taxes	(171)	(5,525)	11,720
Depreciation & Amortization	614	19,774	25,726
Share of Profit of Equity-Accounted Investees	(5)	(160)	(290)
Changes in Working Capital	68	2,207	(7,468)
Changes in Others	(46)	(1,472)	(1,032)
Net Cash Provided by Operating Activities	460	14,824	28,656

Cash Flow from Investing Activities:
Acquisition of Property, Plant and Equipment	(818)	(26,355)	(10,178)
Proceeds from Disposal of Property, Plant and Equipment	6	207	864
Acquisition of Equity-Accounted Investees and Financial Assets Carried at Cost	(2)	(67)	0
Proceeds from Disposal of Equity-Accounted Investees and Financial Assets Carried at Cost	0	0	97
Decrease(Increase) in Other Financial Assets	(1)	(29)	131
Decrease(Increase) in Intangible Assets	(6)	(190)	0
Decrease(Increase) in Other Assets	(0)	(16)	(2)
Net Cash Used in Investing Activities	(821)	(26,450)	(9,088)

Cash Flow from Financing Activities:
Increase(Decrease) in Short-term Borrowings	(1)	(18)	(381)
Increase(Decrease) in Long-term Borrowings and Bonds Payable	251	8,100	(11,393)
Increase(Decrease) in Guarantee Deposits	(1)	(23)	38
Changes in Non-Controlling Interests and Others	(50)	(1,625)	(78)
Net Cash Used by Financing Activities	200	6,435	(11,815)

Effect of Exchange Rate Changes on Cash	(23)	(735)	35
Net Increase (Decrease) in Cash and Cash Equivalents	(184)	(5,926)	7,788
Cash and Cash Equivalents at Beginning of Period	2,448	78,881	81,965
Cash and Cash Equivalents at End of Period	2,264	72,954	89,754

Note:	(1) Unaudited, prepared by AUO based on Taiwan IFRS

(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.22 per USD as of June 30, 2016

Item 3

AU Optronics Corp.

July 27, 2016

English Language Summary

Subject: To announce the change of the spokesperson

Regulation: Published pursuant to Article 4-8 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2016/07/27

Contents:

1.	Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer):Spokesperson

2.	Date of occurrence of the change:2016/07/27

3.	Name, title, and resume of the replaced person:

Spokesperson:Mr. Andy Yang, Vice President

4.	Name, title, and resume of the replacement:

Spokesperson:Mr. Benjamin Tseng, CFO

5.	Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):position adjustment

6.	Reason for the change:position adjustment

7.	Effective date:2016/07/28

8.	Any other matters that need to be specified:None.